Exhibit 12

10% Shareholder Deems Kona Sweetheart Deal to Chairman’s Father Unfair

GREENWICH, Conn., March 11 /PRNewswire— In a letter sent today to director Mark Zesbaugh of Kona Grill, Inc. (NasdaqGM: KONA), Mill Road Capital, L.P. strongly objected to the insider dominated financing that Kona Grill announced on March 6th. Mill Road noted:

•	The Company’s press release failed to identify James Jundt, the father of CEO and Chairman Marcus Jundt, as the primary investor.

•	The Company offered and granted materially better financing terms to insiders than were made available to Mill Road and other outside shareholders.

•	This financing could enable James Jundt and director Richard Hauser’s wife to buy nearly 10% of the Company at below market prices through oversubscription rights.

•	The Company’s fundraising process was skewed by a consistent pattern of misrepresentations and fiduciary breaches.

Mill Road noted that it strenuously objects to continued fiduciary breaches and the Company’s heavy-handed attempt to sell discounted Company stock to the Chairman’s father and his business associates at the expense of all outside shareholders.

March 11, 2009

Mark Zesbaugh

Kona Grill, Inc.

7150 East Camelback Road

Suite 220

Scottsdale, AZ 85251

Dear Mark:

Mill Road Capital objects in the very strongest terms to the insider-dominated financing that the Company announced on Friday, March 6th.

We have previously noted to you with grave concern that the Company’s CEO and Chairman Marcus Jundt explicitly stated to us that his objective in the current fundraising process was to secure low price stock for himself and related parties. In my letters to you on February 20, 2009 and March 6, 2009 (both to be filed in our amended 13D), we outlined 14 specific misrepresentations, irregularities and material breaches in the fundraising process. Most significantly, we noted to you Marcus Jundt’s continued involvement in this process despite his vested interest in ensuring that a related party (his father, James Jundt) would lead the financing.

We explicitly warned you several times that we believed that the process was structured to favor Marcus Jundt’s relatives and business associates. As far as we can tell, none of our complaints were investigated or taken seriously.

Instead, the Special Committee voted twice – first in December and again in March – to allow James Jundt to invest $1 million in the Company and be given access to discounted shares.

In December, the Special Committee voted to sell to Marcus Jundt’s father $1 million of Company stock at the deeply discounted price of $1.19 per share. He was offered this stock in an entirely non-competitive process. When shareholder opposition prevented you from closing that transaction, you initiated another skewed fundraising process that rendered a nearly identical result.

This time, you voted to allow James Jundt to invest $1 million in the Company. For making this investment, he will be granted preferential oversubscription rights in the Company’s expected right’s offering. Assuming a rights offering of $3 million with 30% of rights unsubscribed, these preferential rights would allow James Jundt to buy approximately $1 million in shares at a discounted price, likely in the $1.19 price range. This result is so appalling that only a fool would count it as a coincidence.

We were further stunned to note that the terms in the definitive documentation as disclosed in the Company’s March 9th 8K were fundamentally different and significantly more investor friendly than the terms offered to Mill Road and other outside shareholders.

As a fiduciary, you have now twice failed to run a fair process and twice failed to reach a fair outcome. On behalf of all outside shareholders, we demand that you terminate this unfair insider-dominated deal and develop a financing plan that serves the best interests of all shareholders.

Sincerely,

Thomas Lynch
Senior Managing Director Mill Road Capital L.P.

CONTACT: Scott Scharfman of Mill Road Capital, +1-203-987-3504